Form U-7D/A

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                     ---
                                                              Amendment
                                                              FILE No. 32-502

Amendment to Certificate Pursuant to Rule 7(d) on Form U-7D under Public Utility Holding Company Act of 1935

Harper Lake Solar IX LLC, as Successor Owner Participant in connection with the Participation Agreement dated as of July 1, 1996

Name, title, and address of officer to whom notices and correspondence concerning this amendment should be addressed:

                          Harper Lake Solar IX LLC,
                     c/o Chrysler Capital Company L.L.C.
                             225 High Ridge Road
                           Stamford, CT 06905-3032
                        Attention: Richard G. Neptune

           The undersigned hereby amends the above document solely as it pertains to itself and its interest as indicated in the Annex attached hereto with respect to the following: Item 10.

           The undersigned certifies that this Certificate accurately summarizes amended information solely as it relates to the holder of this beneficial interest.

                                  SIGNATURE

           The Company has caused this amendment to be duly signed on its behalf by its authorized officer in the City of Stamford and State of Connecticut, on the 9th day of July, 1999.

Harper Lake Solar IX LLC,
as Successor Owner Participant

BY:  ____________________________________
     (Name)                      (Title)

     ____________________________________
     (Type or Print Name)

Ref:  Old Dominion Electric Cooperative






Annex

(Numbers herein refer to the item numbers as appeared in the Initial Filing on Form U-7D)

10. Holders of beneficial interest :

Names and address:                    Amount Invested:      Percent of equity:
Harper Lake Solar IX LLC,             $76,213,404.74            100%
c/o Chrysler Capital Company L.L.C.   (per attached filing)
225 High Ridge Road
Stamford, CT  06905-3032